February 11, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Anne Nguyen Parker Douglas Brown

Re:	Longwei Petroleum Investment Holding Limited Registration Statement on Form S-1 Filed December 24, 2009 File No. 333-164020

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated January 19, 2010 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of Longwei Petroleum Investment Holding Limited (“Longwei” or the "Company").  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
We note that you are attempting to register 13,499,274 shares of common stock underlying a make good escrow agreement.  We further note that the shareholders’ right to receive the common stock only arises in the event the After Tax Net Income to be reported in your 2010 Annual Report is less than $23,900,000.  It appears that it is premature to register the resale of the common shares underlying the make good escrow agreement at this time because the selling security holder may never receive the common shares underlying the make good escrow agreement, and the right to receive such shares only occurs in an event the After Tax Net Income to be reported in your 2010 Annual Report is below the threshold.  Please remove from the registration statement the 13,499,274 shares of common stock.

Response

The Company has revised the registration statement in accordance with the Staff’s comment to remove from registration the resale of the shares of common stock underlying the make good escrow agreement.

Longwei Petroleum Investment Holding Limited
February 11, 2010

Selling Stockholders, page 31

2.
With respect to the other securities that are being registered, we note that they represent approximately 200% of the total amount of outstanding common stock held by your non-affiliates.  As such, please provide us with an analysis as to why this transaction should not be characterized as a primary offering with the selling shareholders identified as statutory underwriters.

Response

In response to the Staff’s comment, we have reviewed and considered the comment in light of the Staff’s interpretation of Rule 415 promulgated under the Securities Act of 1933, as amended, and have reduced the number of shares proposed to be registered to only include 4,724,747 shares of common stock that are issuable to the selling stockholders upon conversion of outstanding shares of series A convertible preferred stock.  As set forth in the table below and based upon a non-affiliate public float of 15,772,020 shares as of the date hereof, the number of shares being registered by Investors represents 30.00% of the non-affiliate public float of the Company.

Transaction date	Total Shares outstanding	Non-Affiliate Public Float	Shares Being Registered	Percentage of non-affiliate public Float

October 2009 Financing	84,797,020	15,772,020	4,724,747	30.00%

Exhibit Index

3.
We note that you intend to file by amendment the legal opinion as Exhibit 5.1.  Please allow us sufficient time to review the opinion before requesting acceleration of the registration statement’s effectiveness.

Response

We have revised the registration statement in accordance with the Staff’s comment to include a copy of our legal opinion as Exhibit 5.1.

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Please do not hesitate to contact the undersigned at 212-930-9700 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Stephen A. Cohen